Exhibit 99.1

Freightos Announces CEO Succession Process

Founder and CEO Zvi Schreiber to transition from CEO role

and continue to serve on the board of directors

December 17, 2025 - Barcelona /PRNewswire/ – Freightos Limited (NASDAQ: CRGO), the leading global freight booking and payment platform for the international freight industry, today announced that its founder and CEO, Zvi Schreiber, has decided with the board’s support to step down from his role as CEO on January 31, 2026, in order to pursue other entrepreneurial interests. He will continue to serve as a non-executive board member, providing ongoing guidance to fulfill the company’s vision for digital freight pricing, procurement and booking.

To support a smooth transition, the board has asked Pablo Pinillos, the company’s CFO, to serve as Interim CEO. The board has begun a comprehensive executive search, to identify the leader who will guide the company’s continued evolution in the years ahead.

"Building Freightos from a vision into the world's largest digital international freight booking platform has been the adventure of a lifetime," said Zvi Schreiber. "Together with forward-thinking carriers, freight forwarders, and shippers, we've led the industry's digital transformation, proving that global freight can modernise, supporting smoother trade between the people of the world. With a growing base of thousands of customers worldwide, the time is right for Freightos to have a CEO laser-focused on our next stage of scale-up, while I turn my attention to new adventures. It will be a privilege to continue actively supporting Freightos as a board member, and I can't wait to see where our outstanding team takes it from here."

“Zvi poured himself into this company,” said Udo Lange, non-executive Chairman of Freightos. “His vision and his belief in a connected, digital freight ecosystem have shaped Freightos at every step. All of us on the board are deeply grateful for what he’s built, and we’re glad he will remain with us as a non-executive director.”

“We’re now moving into Freightos’ next phase,” he continued, “focused on delighting customers as we scale, implementing ongoing improvements for operational discipline, and delivering the full potential of the platform that Zvi envisioned. We have a strong team and will run a comprehensive search to select the next CEO. Pablo and the management team are focused on driving value and supporting our customers, employees, partners and shareholders, while ensuring this transition sets the company up to capture the massive opportunities for long-term profitable growth.”

Freightos continues to see strong momentum, including recent enterprise agreements with multiple top ten global freight forwarders, a recent expansion to ocean freight, passing an annualized run rate of 1.7 million bookings, and handling well over a billion dollars in annual Gross Booking Value, as the company scales its platform connecting freight buyers and sellers worldwide.

About Freightos

Freightos® (Nasdaq: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade efficient, agile, and resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for businesses of all shapes and sizes around the globe. Products include Freightos Enterprise for multinational importers and exporters, Freightos Marketplace for small importers and exporters, WebCargo and 7LFreight by WebCargo for freight forwarders, WebCargo for Airlines, and Clearit, a digital customs broker.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping. Futures of FBX are traded on CME and SGX.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com